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SE  SION

06003157

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 31165

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING__January 1, 2005__ AND ENDING_____December 31, 2005___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

H. Beck, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO

   11140 Rockville Pike, Suite 400
   (No. and Street)

   Rockville   Maryland   20852
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   Eric G. Meyers, President & CEO   (301)468-0100
                                                      (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   McGladrey & Pullen, LLP
   (Name - if individual, state last, first, middle name)

6701 Democracy Boulevard, Suite 600   Bethesda   Maryland   20817
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
   ☒ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eric G. Meyers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of H. Beck, Inc. (the "Company") as of **December 31, 2005,** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____ February 10, 2006
Signature   Date

Chairman & CEO

_____
Title

Maria C. Alvarado,
Notary Public State of Maryland
My Commission Expires August 3, 2009

This report contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statements of Financial Condition.
- ☐ (c) Statements of Operations.
- ☐ (d) Statements of Cash Flows.
- ☐ (e) Statements of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

H. Beck, Inc.

Statements of Financial Condition
December 31, 2005

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
H. Beck, Inc.
Rockville, Maryland

We have audited the accompanying statements of financial condition of H. Beck, Inc. (the "Company"), as of December 31, 2005 and 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of H. Beck, Inc. as of December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Bethesda, Maryland
February 10, 2006

1

H. Beck, Inc.

Statements Of Financial Condition
December 31, 2005 And 2004

Assets		2005		2004
Cash and cash equivalents	$	2,035,434	$	1,828,573
Deposits with clearing organizations		160,010		110,010
Commissions receivable		3,786,253		4,466,120
Accounts receivable from non-customers		156,907		143,931
Other assets		41,584		58,958
Total assets	$	**6,180,188**	$	6,607,592

Liabilities And Stockholders' Equity				
Liabilities				
Commissions payable	$	3,691,522	$	4,109,282
Accounts payable and accrued expenses		667,104		951,563
Due to affiliate		272,838		44,496
Total liabilities		4,631,464		5,105,341
Stockholders' Equity				
Common stock, $.01 par value - 1,000 shares authorized;				
810 shares issued and outstanding		8		8
Additional paid-in capital		467,297		1,586,181
Retained earnings (deficit)		1,081,419		(83,938)
Total stockholders' equity		1,548,724		1,502,251
Total liabilities and stockholders' equity	$	**6,180,188**	$	6,607,592

See Notes To Statements Of Financial Condition.

H. Beck, Inc.

Notes To Statements Of Financial Condition

Note 1.   Nature of Business and Significant Accounting Policies

Nature of business: H. Beck, Inc. (the Company), is a registered broker-dealer with the Securities and Exchange Commission (SEC), and a member of the National Association of Securities Dealers, Inc. (NASD). The Company introduces its stock and bond customers to broker-dealers who will carry such accounts and will clear such transactions on a fully disclosed basis. The Company does not hold securities or carry margin accounts on behalf of customers.

The Company operates under the provisions of paragraph (k)2(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Commission revenue and expenses: Commissions and related expenses for transactions executed are recorded on a trade-date basis.

Investment advisory fees: Investment advisory fees for portfolio monitoring and asset allocation services are recognized as earned.

Cash and cash equivalents: The Company considers cash on hand and money market accounts to be cash and cash equivalents.

Income taxes: The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, any income or loss for tax purposes will be included in the tax returns of the stockholders.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications: Certain amounts in the 2004 financial statements have been reclassified to conform to the 2005 financial statement presentation. Such changes had no effect on retained earnings.

Note 2.   Transactions with Clearing Agents

The agreements with the two clearing agents provide for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. One clearing agreement also requires the Company to maintain a minimum deposit of $100,000, and one clearing agreement requires the Company to maintain a minimum deposit of $50,000.

H. Beck, Inc.

Notes To Statements Of Financial Condition

Note 3.   Related Party Transactions

An affiliated company provides the Company certain operational and administrative services, such as occupancy, personnel, travel, and insurance costs for which the Company pays a management fee. The management fee is negotiated annually between the Company and the affiliated company. Amounts due to the affiliate as of December 31, 2005 and 2004, were $272,838 and $44,496, respectively.

Note 4.   Contingencies

The Company is involved in legal actions arising in the normal course of its business. The costs of settlements and related professional fees have been expensed as incurred. Any amounts unpaid are accrued for and included in accounts payable and accrued expenses in the statements of financial condition. Management is of the opinion, after consultation with legal counsel, that there are no legal actions pending that could have a material adverse effect on the Company's financial statements.

Note 5.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2005, the Company had net capital of $1,186,223 which was $877,459 in excess of required net capital of $308,764. The Company ratio of aggregate indebtedness to net capital ratio was 3.9 to 1 at December 31, 2005.

Note 6.   Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit

As a securities broker, the Company is engaged in buying and selling securities for corporations and institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of institutional banks, including other brokers and dealers, pension plans and monetary funds and other financial institutions. The Company introduces these transactions to the clearing agent on a fully disclosed basis.

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its two clearing agents provide that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing agents.

The Company maintains its cash in bank accounts, which, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts for the years ended December 31, 2005 and 2004.